March 21, 2019

Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Mondelēz International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 8, 2019

File No. 001-16483

Dear Mr. Skinner,

This letter responds to the letter dated March 13, 2019 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K of Mondelēz International, Inc. for the fiscal year ended December 31, 2018 filed February 8, 2019. For your convenience, we have set forth below your comments followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 48

1.

We note your disclosure indicating that, in connection with your 2018 annual goodwill impairment testing, each of your reporting units had “sufficient” fair value in excess of carrying value. Supplementally, explain to us how you have defined “sufficient” for purposes of this disclosure. Separately, tell us whether any of your reporting units had a fair value that was not substantially in excess of carrying value and which were therefore at risk of goodwill impairment under FASB ASC Topic 350.

To the extent that reporting units are at risk of goodwill impairment, explain to us how you considered providing the following disclosures:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

Brad Skinner

March 21, 2019

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We respectfully acknowledge the Staff’s comment and note that based on our annual impairment testing, each of our reporting units has fair value significantly in excess of carrying value. If we were to determine that a reporting unit did not have sufficient fair value in excess of carrying value, we would provide the additional disclosures noted in your comment. In making this determination, we would use a threshold of 10% excess of fair value over carrying value, which is consistent with the threshold we use for our intangible asset disclosures. As no reporting units were at risk of a goodwill impairment, we did not expand our Form 10-K disclosures to include all the disclosures referenced above. In Note 1, Summary of Significant Accounting Policies, and in Critical Accounting Estimates in the Form 10-K, we further describe our goodwill testing and valuation methods, key assumptions and related uncertainties, and potential events and changes that could negatively affect our key assumptions and test results.

Financial Statements and Supplementary Data

Note 13 - Commitments and Contingencies, page 109

2.

You indicate in the last paragraph under the caption Legal Proceedings that you believe the ultimate outcome of the various legal proceedings to which you are a party, individually and in the aggregate, will not materially harm your financial position, results of operations or cash flows. If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. Refer to FASB ASC paragraph 450-20-50-4 and Question 2 to SAB Topic 5:Y.

We note the Staff’s comment with respect to the last paragraph under the caption Legal Proceedings in Note 13 to the financial statements. We advise the Staff that based on current circumstances, we are unable to estimate the amount of loss or amount of any range of loss with respect to the disclosed matters due to the procedural status and early stage in the proceedings of these matters.

Following the guidance in ASC 450-20-50-3 and 450-20-50-4, we regularly evaluate the status of the legal proceedings in which we are involved to determine whether accruals are appropriate under ASC 450-20-25-2 and whether estimates of possible loss or range of loss can be made under ASC 450-20-50-4. As part of this evaluation, we analyze each potentially material contingent liability, taking into account, as appropriate, the nature of

Brad Skinner

March 21, 2019

the litigation, claim or assessment, the procedural status of the matter, any recent rulings or determinations by courts or other governmental authorities, advice of experts and counsel, and any settlement discussions and other developments that may impact the analysis. We evaluate new developments and information regularly and re-evaluate our loss contingency disclosures in accordance with the guidance of ASC 450 to reflect current information.

In future filings, unless circumstances have changed, we will supplement the last paragraph of our Legal Proceedings disclosure as follows:

We are a party to various legal proceedings incidental to our business, including those noted above in this section. We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. For matters that are reasonably possible to result in an unfavorable outcome, management is unable to estimate the possible loss or range of loss or such amounts have been determined to be immaterial. At present we believe that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, results of operations or cash flows. However, legal proceedings and government investigations are subject to inherent uncertainties, and unfavorable rulings or other events could occur. Unfavorable resolutions could involve substantial monetary damages. In addition, in matters for which conduct remedies are sought, unfavorable resolutions could include an injunction or other order prohibiting us from selling one or more products at all or in particular ways, precluding particular business practices or requiring other remedies. An unfavorable outcome might result in a material adverse impact on our business, results of operations or financial position.

Brad Skinner

March 21, 2019

We appreciate the opportunity to respond to the Staff’s comment letter and look forward to resolving any concerns the Staff might have. If you have any questions, please contact Jeff Srulovitz, Vice President & Chief of Global Governance and Corporate Secretary, at (847) 943-4354.

Sincerely,

/s/ Luca Zaramella

Luca Zaramella

Executive Vice President

and Chief Financial Officer

cc:	Jenifer Gallagher